March 12, 2014

VIA EDGAR

Office of Registration and Reports

U. S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0505

Re	EGA Emerging Global Shares Trust SEC File No. 811-22255
EGA Frontier Diversified Core Fund SEC File No. 811-22782
Fidelity Bond Filing (Form 40-17G)

On behalf of EGA Emerging Global Shares Trust and EGA Frontier Diversified Core Fund (each a “Trust” and collectively, the “Trusts”), enclosed for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), is a copy of the Fidelity Bond Period Expanded Rider. A copy of the resolutions ratified at a meeting of the Board of Trustees of the Trusts during which a majority of the Trustees who are not “interested persons” of the Trusts, as defined by Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Fidelity Bond and the premium payable by each Trust, and a copy of the Fidelity Bond itself, are incorporated herein by reference to each Trust’s 40-17g filing, as filed with the U.S. Securities and Exchange Commission on December 27, 2013.

The additional premium of $70.67 to extend the period of the Fidelity Bond for the period May 19, 2013 through June 1, 2014 has been paid.

Please contact me by phone at (212) 298-1644 or by e-mail at lisa.grosswirth@bnymellon.com if you have any questions.

Sincerely,

/s/ Lisa R. Grosswirth

Lisa R. Grosswirth

Vice President

BNY Mellon

cc:	Melanie Zimdars, ALPS Fund Services, Inc.
Michael Mabry, Esq., Stradley Ronon Stevens & Young, LLP

This endorsement, effective at 12:01 AM, 5/19/2013, forms a part of

Policy number: 6214350 Issued to: EGA Emerging Global Shares Trust

By: National Union Fire Insurance Company of Pittsburgh

BOND PERIOD EXPANDED RIDER

In consideration of the additional premium of $70.67, it is hereby understood and agreed that Item 2 of the Declarations is deleted in its entirety and replaced with the following:

Item 2.	Bond Period: from 12:01a.m. 5/19/2013 to 12:01a.m. 6/01/2014 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

It is further understood and agreed that the Aggregate Limit of Liability and any applicable Single Loss Limit of Liability for the expanded Bond Period shall be part of and not in addition to the Aggregate Limit of Liability stated in the Declarations of this bond.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.
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